Filed by: New NiSource Inc.
                    Pursuant to Rule 425 under the Securities Act of 1933

                                  Subject Company:  Columbia Energy Group
                                Registration Statement File No: 333-33896

        On August 25, 2000, NiSource posted several Frequently Asked Questions on the Project Compass Intranet site. The Frequently Asked Questions are set forth below.

                         FREQUENTLY ASKED QUESTIONS
                               AUGUST 25, 2000

   BUSINESS STRATEGY

   NISOURCE EXECUTIVES TALK ABOUT BUILDING SHAREHOLDER VALUE THROUGH TECHNOLOGY. DOES NISOURCE PRESENTLY UTILIZE ELECTRONIC METERING FOR ITS RESIDENTIAL CUSTOMERS?

        Bay State Gas, a NiSource subsidiary in Massachusetts, uses Automated Meter Reading (AMR) technology for residential customers. Various forms of AMR technology are currently being piloted at Northern Indiana Public Service Company (NIPSCO).

   WHAT IS THE FUTURE OF NORTHERN INDIANA PUBLIC SERVICE COMPANY S (NIPSCO'S) GENERATING STATIONS? ARE THEY FOR SALE?

        The NIPSCO generating stations are not for sale. Pat Mulchay is responsible for NIPSCO Generation as part of the Merchant Company. The generation business will sell power to the NIPSCO distribution business for use by residential, commercial and industrial customers, and will also sell power to the wholesale market.

   THE NEW NISOURCE

   WHAT IS THE ROLE OF THE VICE CHAIRMAN?

        All financial and administrative functions of the new NiSource will report to Steve Adik, vice chairman. Steve also will serve as a director of NiSource.

   WHERE WILL THE DISTRIBUTION BUSINESS BE BASED?

        The Distribution business, headed by Jeff Yundt, will be based in Merrillville, Ind.

   HOW WILL NORTHERN INDIANA PUBLIC SERVICE COMPANY (NIPSCO) BE ORGANIZED IN THE NEW NISOURCE?

        Operationally, NIPSCO will be split into two companies: electric generation and energy distribution. This is in response to the demands of the changing energy market. The primary customer of NIPSCO Generation will be NIPSCO Distribution, while the secondary customer of NIPSCO Generation will be the wholesale market. Or, to look at it
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   another way, NIPSCO Distribution will outsource its electric generation needs to NIPSCO Generation. We believe this change will help us remain competitive in the changing energy marketplace, providing quality customer service at the best possible prices.

   WILL CUSTOMERS SEE ANY CHANGE FROM THIS OPERATIONAL SPLIT OF NIPSCO, SUCH AS A NAME CHANGE?

        No. Customers will still receive a monthly bill from NIPSCO covering their electric and gas distribution charges, as well as the pass-through costs of energy supply and transmission.

   WHAT DOES "MERCHANT" MEAN IN CALLING PAT MULCHAY'S ORGANIZATION THE MERCHANT COMPANY? WHERE WILL IT BE BASED?

        "Merchant" is the term the energy markets have labeled the functions we have grouped into Pat Mulchay s areas of responsibility: electric generation; wholesale gas and electric trading; gas supply and storage; and gas exploration and production. Thus we have adopted the term to reflect our focus in the marketplace. This business will be based in Merrillville, Ind.

   WHERE DOES ELECTRIC TRANSMISSION FIT IN THE NEW NIPSCO ORGANIZATION?

        Electric transmission will be part of the Merchant Company.

   WILL THERE BE A LOT OF OUTSOURCING IN THE NEW COMPANY?

        The Project Compass teams are charged with finding the most efficient ways to perform all work functions in the new NiSource, while keeping both our companies' high standards for safety and reliability, customer service and environmental stewardship. The Business Services group will be designed to serve as a central resource for efficient services to all business units. Outsourcing will be used only where it offers the most cost-effective solution.

   WHAT IS NEW ENERGY COMPANY? WHERE WILL IT BE BASED?

        New Energy Company, headed by Mark Wyckoff, will encompass distributed generation, electronic commerce (e-commerce) and any other new technology businesses NiSource pursues. It will be based in Merrillville, Ind.

   CHANGE MANAGEMENT PROCESS/EMPLOYEE TRANSITION

   WHAT IMPACT WILL THE MERGER HAVE ON UNION EMPLOYEES?

        NiSource will, of course, honor all collective bargaining
   agreements. As work is reengineered through the Project Compass efforts and ongoing continuous improvement processes, the jobs of both union and non-bargaining unit employees may change.
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   WHAT IS BEING DONE TO ENSURE THERE IS A BALANCED INTEGRATION EFFORT
   BETWEEN NISOURCE AND COLUMBIA?

        All Project Compass teams are comprised of a mix of NiSource and Columbia employees as well as consultants from Andersen Consulting. Team members have been selected based on their expertise and current areas of responsibility in their respective companies. The teams are expected to combine the best practices of both companies as well as of third parties to develop the most cost-effective, productive structure and procedures for the new NiSource. The make-up of a team is no indication of how or where work will be performed in the future.

        The following legend appears elsewhere on the Project Compass intranet site:

        These frequently asked questions contain forward-looking state-ments within the meaning of the federal securities laws. These forward-looking statements are subject to various risks and uncertainties. The factors that could cause actual results to differ materially from the projections, forecasts, estimates and expectations discussed herein include factors that are beyond the companies' abiality to control or estimate precisely, such as estimates of future market conditions, the behavior of other market participants and the actions of federal and state regulators. Other factors include, but are not limited to, actions in the financial markets, weather conditions, economic conditions in the two companies' service territory, fluctuations in energy-related commodity prices, conversion activity, other marketing efforts and other uncertainties. These and other risk factors are detailed from time to time in the two companies' SEC reports. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release of information. The companies do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of the document.

        In addition to other documents filed with the Securities and Exchange Commission by the two companies, NiSource and the new holding company have filed a registration statement, which contains a joint proxy statement for NiSource and Columbia Energy Group. The final joint proxy statement/prospectus, dated April 24, 2000, is available and has been distributed to the companies' shareholders. Investment and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC because they contain important information. Investors and security holders may receive the joint proxy statement/prospectus and other documents free of charge at the SEC's Web site, www.sec.gov, from NiSource Investor Relations at 801 East 86th Avenue, Merrillville, Indiana 46410 or at its Web site, www.nisource.com, or from Columbia Investor Relations at

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        13880 Dulles Corner Lane, Herndon, Virginia 20171 or at its Web
        site, www.columbiaenergygroup.com.